HW Electro Co., Ltd.

November 8, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andrew Blume
SiSi Cheng
Eranga Dias
Asia Timmons-Pierce

Re:	HW Electro Co., Ltd.
Draft Registration Statement on Form F-1
Submitted June 30, 2023
CIK No. 0001980262

Ladies and Gentlemen:

This letter is in response to the letter dated July 27, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HW Electro Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Please disclose your current level of indebtedness.

In response to the Staff’s comments, we revised our disclosure on page 1 of the Registration Statement to disclose our current level of indebtedness.

Risk Factors

We require a significant amount of cash to fund our operations and business expansion..., page 19

2. We note your disclosure on page 19 that you believe your current cash and anticipated cash flow from operations will be sufficient to meet your anticipated cash needs for the next 12 months. Your disclosures on pages 44 and F-8, however, indicate that your working capital deficit, net losses, and net cash outflows from operating activities have given rise to substantial doubt as to whether you will be able to continue as a going concern. Please reconcile your disclosures and revise as appropriate.

In response to the Staff’s comments, we revised our disclosure on pages 20, 46, F-8 and F-39 of the Registration Statement to reconcile our disclosures.

Capitalization, page 38

3. Please address the following items related to your capitalization table:

●	Include a double line underneath the cash line item to distinguish it from the capitalization line items;

●	Revise the liability section to reflect only your short and long-term indebtedness; and

●	Revise to clearly explain each adjustment made to your pro forma columns. In doing so, ensure you describe why loans payable decreased in the pro forma column.

In response to the Staff’s comments, we revised our capitalization table on page 39 of the Registration Statement.

Research and Development Expenses, page 47

4. Provide a description of your research and development policies for the last three years. See Item 5.C of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on pages 49 and 53 of the Registration Statement to provide a description of our research and development policies for the last three years.

Liquidity and Capital Resources

Cash Flow from Operating Activities, page 49

5. Please address the following items related to your liquidity and capital resources disclosures:

●	Revise to indicate you have a history of losses and highlight the explanatory paragraph in your audit opinion raising substantial doubt about your ability to continue as a going concern;

●	Describe management’s plans to address this circumstance;

●	Disclose the potential effect the going concern opinion may have on your ability to raise additional funds; and

●	Expand your disclosure to include your estimated material cash requirements over the next twelve months. Refer to Item 303(b)(1) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure for liquidity and capital resources on pages 55 and 56 of the Registration Statement.

6. Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. Accordingly, please include a discussion of the underlying reasons for material changes in working capital items that affect operating cash flows. For example, describe how changes in inventories and accounts payable contributed to the changes in cash flows from operating activities. Refer to Section IV.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comments, we revised our disclosure on pages 57 and 58 of the Registration Statement to include a discussion of the underlying reasons for material changes in working capital items that affect operating cash flows.

Manufacturing, page 68

7. We note your risk factor on page 12 regarding your right to exclusively sell in Japan the electric light commercial vehicles Cenntro manufactures. Please update your disclosures in this section reflect this obligation.

In response to the Staff’s comments, we revised our disclosure on page 79 of the Registration Statement to reflect our obligation.

Related Party Transactions, page 84

8. Please revise your related party transactions disclosure to reflect the three financial years up to the date of the document as required by Item 7.B. of Form 20-F.

In response to the Staff’s comments, we revised our related party transaction disclosure on pages 94 and 95 of the Registration Statement to reflect the three financial years up to the date of the document as required by Item 7.B. of Form 20-F.

Index to Financial Statements, page F-1

9. Please note the financial statement updating requirements provided in Item 8.A.5 of Form 20-F and revise future filings accordingly.

In response to the Staff’s comments, we provided updated unaudited interim condensed financial statements and related disclosures in the Registration Statement as required by Item 8.A.5 of Form 20-F.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Weicheng Hsiao
Name:	Weicheng Hsiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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